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CUSIP NO. 00437W102                                            PAGE 1 OF 9 PAGES


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (AMENDMENT NO. 1)*

                              Accrue Software, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    00437W102
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                                 (CUSIP Number)

       Robert M. Smelick, c/o Sterling Payot Company, 65 Cloudview Road,
                      Sausalito, CA 94965, (415) 289-2590
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 4, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D/A

CUSIP NO. 00437W102                                            PAGE 2 OF 9 PAGES

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1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Robert M. Smelick
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                           (b) X

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3             SEC USE ONLY

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4             SOURCE OF FUNDS*
              WC, PF

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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                         [ ]

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6             CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES OF AMERICA
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                 7      SOLE VOTING POWER
                        7,859,484
  NUMBER OF
                 ---------------------------------------------------------------
   SHARES        8      SHARED VOTING POWER
BENEFICIALLY            0
  OWNED BY
                 ---------------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
 REPORTING              7,859,484
   PERSON
                 ---------------------------------------------------------------
    WITH         10     SHARED DISPOSITIVE POWER
                        0

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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,859,484

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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              21.4%

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14            TYPE OF REPORTING PERSON*

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                 SCHEDULE 13D/A

CUSIP NO. 00437W102                                            PAGE 3 OF 9 PAGES

ITEM 1 - SECURITY AND ISSUER

Common Stock, par value $0.001 per share(1)

Accrue Software, Inc.
48634 Milmont Drive
Fremont, California 94538-7353



ITEM 2 - IDENTITY AND BACKGROUND

(a)   Robert M. Smelick

(b)   Sterling Payot Company
      65 Cloudview Road
      Sausalito, CA 94965

(c) Mr. Smelick is the managing director of Sterling Payot Management, Inc., the general partner of Sterling Payot Capital, LP, an investment partnership specializing in technology based start-up companies, and he is also a managing principal and founding director of Sterling Payot Company, a private investment banking firm, a member of Headland Management Co., LLC, and the managing member of Red Fox Investment Partners LLC (the aforementioned businesses, collectively, the "Smelick Companies"). Mr. Smelick is also Chairman of the Board of Directors of the Issuer. The principal business address of each of the Smelick Companies is 65 Cloudview Road, Sausalito, CA 94965. Mr. Smelick is the trustee of each of the Alexandra McBryde Smelick Trust dated 6/90, the Christopher Paine Smelick Trust dated 6/90 and the Gillian Sterling Smelick Trust dated 6/90 (the aforementioned trusts, collectively, the "Smelick Trusts"). The sole beneficiary of each of the Smelick Trusts is a child of Mr. Smelick. Mr. Smelick is the spouse of Gail S. Smelick and the son of Mary H. Smelick. The Smelick Companies, the Smelick Trusts, Gail S. Smelick and Mr. Smelick are sometimes collectively referred to herein as the "Smelick Parties".

(d) Not applicable.

(e) Not applicable.


--------
(1) The additional shares of Common Stock to which this statement relates are issuable upon the conversion of certain Secured Convertible Promissory Notes dated February 4, 2003 (the "Notes"). The principal and, at the request of the holder of the Note, the accrued but unpaid interest on the Notes is convertible upon the consent of the holders of a majority of the outstanding principal amount of the Notes into shares of Common Stock or, in the event that there is a series of Preferred Stock of the Company issued or proposed to be issued, into the most senior series of such Preferred Stock. At this time, no such series of Preferred Stock exists. The number of shares into which the Notes may convert is determined by dividing (i) the principal amount of the Note plus, if applicable, the accrued but unpaid interest under the Note by (ii) $0.06 (as adjusted from time-to-time as set forth in the Notes).
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                                 SCHEDULE 13D/A

CUSIP NO. 00437W102                                            PAGE 4 OF 9 PAGES


(f) Mr. Smelick is a citizen of the United States of America.


ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On February 4, 2003, the Smelick Parties acquired two Secured Convertible Promissory Notes in an aggregate principal amount of $395,923.29, which Notes are convertible at $0.06 per share (as adjusted from time-to-time as set forth in the Notes) into an aggregate of 6,598,721 shares of Common Stock or, in the event that there is a Preferred Stock issued or proposed to be issued, into Preferred Stock (as described in the Note). The first such Note, in the principal amount of $60,349.72, was purchased by Mr. Smelick through a cancellation of indebtedness owed by the Issuer to Mr. Smelick pursuant to a $12,000 Secured Promissory Note sold to Mr. Smelick on October 11, 2002 and a $48,000 Secured Promissory Note sold to Mr. Smelick on October 25, 2002 (collectively, the "Smelick Notes"). Mr. Smelick paid for the Smelick Notes with his personal funds. The second Note, in the principal amount of $335,573.57, was purchased by Sterling Payot Capital, LP through a combination of $15,000 of cash and a cancellation of indebtedness in the amount of $320,573.57 owed by the Issuer to Sterling Payot Capital, LP pursuant to a $320,100 Secured Promissory Note sold to Sterling Payot Capital, LP on January 16, 2002 (the "SPC Note"). The amounts paid by Sterling Payot Capital, LP for its Note and the SPC Note were from its working capital.

      In addition, Mr. Smelick holds stock options to purchase 100,000 shares of Common Stock, which are currently exercisable or exercisable within 60 days of February 4, 2003.

ITEM 4 - PURPOSE OF TRANSACTION

      Mr. Smelick acquired and continues to hold the shares of Common Stock reported herein for investment purposes. Mr. Smelick intends to review continuously his equity position in the Issuer and that of the entities in which he has or shares voting and dispositive control. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Mr. Smelick may determine to increase or decrease his equity interest in the Issuer or the equity interest in the Issuer of the entities which he controls or shares control by acquiring additional shares of Common Stock or by disposing of all or a portion of such holdings, subject to any applicable legal and contractual restrictions on his ability to do so. Except as disclosed in this Item 4, Mr. Smelick has no current plans or proposals that relate to or would result in any of the following, although Mr. Smelick may consider certain of such types of transactions and reserves the right to develop such plans or proposals in the future:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
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                                 SCHEDULE 13D/A

CUSIP NO. 00437W102                                            PAGE 5 OF 9 PAGES


      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capital or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those set forth in (a) through (i) above.


ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

(a)   (i) Amount beneficially owned: 7,859,484
      (ii) Percent of class:  21.4%

      Mr. Smelick expressly declares that his filing of this Schedule 13D/A shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D/A except for 100,000 shares subject to options exercisable in 60 days which Mr. Smelick owns directly, an additional 409,969 shares which Mr. Smelick owns directly, 118,666 shares owned by Gail S. Smelick, 1,980 shares owned by Mary H. Smelick, an aggregate of 464,331 shares held by the Smelick Trusts and 1,005,828 shares issuable upon the conversion of the Note purchased individually by Mr. Smelick.

(b) Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote: 7,859,484

      (ii) Shared power to vote or to direct the vote: 0

      (iii) Sole power to dispose or to direct the disposition of: 7,859,484
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                                 SCHEDULE 13D/A

CUSIP NO. 00437W102                                            PAGE 6 OF 9 PAGES


      (iv) Shared power to dispose or to direct the disposition of: 0

(c) Other than the transaction described in item 3, which occurred in offices located in Menlo Park, California, the person named in item 2 has conducted no other transactions involving Common Stock of the issuer during the last 60 days.

(d) Not applicable. During the fiscal year ended March 30, 2002, the Issuer did not pay dividends and has declared its intention to retain future earnings to finance the growth and development of its business and, accordingly, it does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

(e) Not applicable.


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Mr. Smelick and the Issuer are parties to a Notice of Stock Option Grant (the "2001 Notice") and Stock Option Agreement dated as of September 28, 2001 (the "2001 Agreement", the 2001 Notice and the 2001 Agreement collectively, the "2001 Option") pursuant to which the Issuer granted Mr. Smelick a nonstatutory stock option to purchase 100,000 shares of Common Stock (the "2001 Option Shares") at an exercise price of $0.22. The 2001 Option vests at a rate of 1/24th per month beginning on April 4, 2001, provided that an additional 25% of the 2001 Option Shares shall vest if Mr. Smelick's employment or consulting relationship is terminated without cause within three months of a change of control of the Issuer, all as more fully described in the 2001 Option which is attached hereto as Exhibits 1 and 2.

      Mr. Smelick and the Issuer are parties to that certain Secured Convertible Note Purchase Agreement (the "Agreement") dated as of February 4, 2003 pursuant to which the Issuer sold to Mr. Smelick, Sterling Payot Capital, LP and other parties certain Secured Convertible Promissory Notes (the "Note"). Under the Agreement, Mr. Smelick and Sterling Payot Capital, LP purchased Notes in principal amounts of $60,349.72 and $335,573.57, respectively, which are convertible, at the option of a majority of the holders of all Notes sold under to the Agreement, into an aggregate of 6,598,721 shares of Common Stock or, in the event that there is a Preferred Stock issued or proposed to be issued, into Preferred Stock of the Issuer, all as more fully described in the Agreement and Notes which are attached hereto as Exhibits 3, 4 and 5.
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                                 SCHEDULE 13D/A

CUSIP NO. 00437W102                                            PAGE 7 OF 9 PAGES

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

1. Notice of Stock Option Grant dated as of September 28, 2001 between Accrue Software, Inc. and Robert M. Smelick.

2. Stock Option Agreement dated as of September 28, 2001 between Accrue Software, Inc. and Robert M. Smelick.

3. Secured Convertible Note Purchase Agreement between Accrue Software, Inc. and the purchasers listed on Exhibit A thereto dated as of February 4, 2003.

4. Secured Convertible Promissory Note issued by Accrue Software, Inc. to Robert M. Smelick in the principal amount of $60,349.72 dated February 4, 2003.

5. Secured Convertible Promissory Note issued by Accrue Software, Inc. to Sterling Payot Capital, LP in the principal amount of $335,573.57 dated February 4, 2003.
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                                 SCHEDULE 13D/A

CUSIP NO. 00437W102                                            PAGE 8 OF 9 PAGES


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2003                         /s/ Robert M. Smelick
                                               --------------------------------
                                               Robert M. Smelick


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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                                 SCHEDULE 13D/A

CUSIP NO. 00437W102                                            PAGE 9 OF 9 PAGES


                                  EXHIBIT INDEX

                                   Description

EXHIBIT                                                                          INCORPORATED BY REFERENCE       FILED
                                                                                 -------------------------
NUMBER                               EXHIBIT DESCRIPTION                       FORM       DATE       NUMBER     HEREWITH
------                               -------------------                       ----       ----       ------     --------

      1     Notice of Stock Option Grant dated as of September 28, 2001         13D      11/8/01        3
            between Accrue Software, Inc. and Robert M. Smelick

      2     Stock Option Agreement dated as of September 28, 2001               13D      11/8/01        4
            between Accrue Software, Inc. and Robert M. Smelick.
      3     Secured Convertible Note Purchase Agreement between Accrue
            Software, Inc. and the purchasers listed on Exhibit A
            thereto dated as of February 4, 2003.                                                                   X

      4     Secured Convertible Promissory Note issued by Accrue
            Software, Inc. to Robert M. Smelick in the principal amount
            of $60,349.72 dated February 4, 2003.                                                                   X

      5     Secured Convertible Promissory Note issued by Accrue
            Software, Inc. to Sterling Payot Capital, LP in the
            principal amount of $335,573.57 dated February 4, 2003.                                                 X